1st Net Technologies, Inc.
                             1869 W. Littleton Blvd.
                               Littleton, CO 80120
                        303.738.8994 / 303.347.8763 (FAX)
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                                  June 20, 2005

Mr. Mark P. Shuman Branch Chief - Legal
Office of Computers and Online Services
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:     1st Net Technologies, Inc.
        Preliminary Schedule 14A
        Filed August 27, 2004, January 7, 2005 and January 14, 2005 Definitive Schedule 14A
        Filed January 19, 2005
        Revised Definitive Schedule 14A
        Filed February 25, 2005
        Revised Definitive Schedule 14A
        Filed April 28, 2005
        File No. 0-27145

Dear Mr. Shuman:

Following are the two (2) responses received from your letter (via fax) dated June 15, 2005.

Response (Prior Comment #1)
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1.   We considered it appropriate to capitalize the copier lease obligation on our books even though the copier was leased by an affiliate. In substance, the copier was the property of 1st Net while in form; the copier was the property of Entrepreneur (the affiliate). We say that the equipment was in substance our property because (1) we possessed the copier; (2) we were using the copier; (3) we were making the lease payments; and (4) it would be misleading to leave the lease obligation off of our financial statements. In substance, the copier and related lease obligation were ours. We did not remove the obligation from our financial statements when the copier was returned to the lessor. Returning the copier had no effect on the lease obligation. In other words, we were still obliged to continue making the lease payments even though we had returned the copier.

     We confirm that the lessor or a collection agency has not contacted us since January 1, 2004.

Response (Prior Comment #3)
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2.   We believe that we have complied with EITH 88-10. We charged to expense the estimated remaining lease costs at the time we closed down the California office and the copier was of no future benefit. In EITF 94-3, "The Task Force reached a consensus that only costs resulting from an exit plan that are not associated with or that do not benefit activities that will be continued would be eligible for recognition as liabilities at the commitment date." In addition, the lease costs met criteria (2) "The cost represents amounts to be incurred by the enterprise under a contractual obligation that existed prior to the commitment date and will either continue after the exit plan is completed with no economic benefit to the enterprise or be a penalty incurred by the enterprise to cancel the contractual obligation." We believe that the lease costs met the definition of an "exit" cost and were properly reflected as "restructuring charges."

     This capital lease is the same copier lease referred to in the prior comment.

Sincerely,


James H. Watson, Jr.
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James H. Watson, Jr.
Chief Executive Officer
1st Net Technologies, Inc.